# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Outset Medical, Inc., CIK 0001484612
CUSIP: 690145107
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 3052 Orchard Dr., San Jose, California (CA), 95134
Date of event which requires filing of this statement: 01/08/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001224962

## Reporting persons
- Perceptive Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,625,000; sole dispositive power 0; shared dispositive power 5,625,000; aggregate amount beneficially owned 5,625,000 (9.5% of the class)
- Joseph Edelman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,625,000; sole dispositive power 0; shared dispositive power 5,625,000; aggregate amount beneficially owned 5,625,000 (9.5% of the class)
- Perceptive Credit Advisors LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,625,000; sole dispositive power 0; shared dispositive power 5,625,000; aggregate amount beneficially owned 5,625,000 (9.5% of the class)
- Perceptive Credit Holdings IV, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,625,000; sole dispositive power 0; shared dispositive power 5,625,000; aggregate amount beneficially owned 5,625,000 (9.5% of the class)

## Item 1. Issuer
Name of issuer: Outset Medical, Inc.
Address of issuer's principal executive offices: 3052 Orchard Dr., San Jose, CA 95134

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to shares of Common Stock, par value $0.001 per share (the "Common Stock") of Outset Medical, Inc. (the "Issuer") are:

Perceptive Advisors LLC ("Perceptive Advisors")
Joseph Edelman ("Mr. Edelman")
Perceptive Credit Advisors LLC ("Perceptive Credit")
Perceptive Credit Holdings IV, LP (the "Credit Fund")
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:
51 Astor Place, 10th Floor, New York, NY 10003
Citizenship:
Perceptive Advisors is a Delaware limited liability company.
Mr. Edelman is a United States citizen.
Perceptive Credit is a Delaware limited liability company.
The Credit Fund is a Delaware limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentages reported are based on 53,896,936 shares of Common Stock outstanding as of February 24, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2025 and give effect to the exercise of the Warrants (as defined below).

The Credit Fund holds warrants to purchase 5,625,000 shares of Common Stock (the "Warrants"). The Warrants may not be exercised if the Reporting Persons would beneficially own more than 9.99% of the Issuer's outstanding shares of Common Stock after giving effect to such exercise.

Perceptive Credit serves as the investment manager to the Credit Fund and as relying advisor under Perceptive Advisors. Perceptive Credit Opportunities GP, LLC serves as the general partner of the Credit Fund. Mr. Edelman is the managing member of Perceptive Advisors.
Percent of class:
Perceptive Advisors: 9.5%
Mr. Edelman: 9.5%
Perceptive Credit: 9.5%
The Credit Fund: 9.5
Sole power to vote or to direct the vote:
Perceptive Advisors: 0
Mr. Edelman: 0
Perceptive Credit: 0
The Credit Fund: 0
Shared power to vote or to direct the vote:
Perceptive Advisors: 5,625,000
Mr. Edelman: 5,625,000
Perceptive Credit: 5,625,000
The Credit Fund: 5,625,000
Sole power to dispose or to direct the disposition:
Perceptive Advisors: 0
Mr. Edelman: 0
Perceptive Credit: 0
The Credit Fund: 0
Shared power to dispose or to direct the disposition:
Perceptive Advisors: 5,625,000
Mr. Edelman: 5,625,000
Perceptive Credit: 5,625,000
The Credit Fund: 5,625,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (02/28/2025)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (02/28/2025)
- Perceptive Credit Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (02/28/2025)
- Perceptive Credit Holdings IV, LP: /s/ Joseph Edelman, Joseph Edelman, Managing Member (02/28/2025)